Contact

www.linkedin.com/in/enzo-cavalie (LinkedIn)

Top Skills

Marketing online
Tecnología educativa
Educación

Languages

Español (Native or Bilingual)
Inglés (Native or Bilingual)
Francés (Limited Working)

Certifications

Member
Fellowship
AI For Everyone

Enzo Cavalie

Investing in learning, work & health @Reach | Podcast @Startupeable
San Francisco, California, United States

Summary

By day, I invest in AI applied to work, learning, and health at Reach Capital.

By night, I'm the creator of Startupeable, the most-listened-to podcast about startups in Latin America with over 5M downloads and guests like the founders of Mercado Libre, Nubank, Vercel, Auth0, and Kavak.

Twitter: @enzocavalie

Experience

Reach Capital
4 years 7 months

Principal
June 2023 - Present (2 years 6 months)

Reach invests in founders who elevate human potential and ignite purpose across learning, health and work.

Investments: GPTZero, Preply, Innovamat, Cometa, LabLabee, Lando, VoiceERP, Coderhouse

Investment Associate
May 2021 - May 2023 (2 years 1 month)

Startupeable.com
Founder & CEO
January 2020 - Present (5 years 11 months)
México

Startupeable is the most listened-to podcast in Spanish about startups and venture capital in Latin America with over 5 million downloads and guests like the founders of Mercado Libre, Nubank, Vercel, Auth0, Kavak and Cornershop.

PR: hola@startupeable.com.

Sponsor: startupeable.com/anunciate

Talently

Finance Manager

March 2021 - May 2021 (3 months)

Latitud

Venture Operations

January 2021 - March 2021 (3 months)

Mexico City, Mexico

Dalus Capital

Senior Investment Analyst

July 2019 - December 2020 (1 year 6 months)

Distrito Federal, México

Venture Capital firm in Mexico and LatAm. Participated in investments in Clip (fintech), Calii (e-commerce), Luuna (e-commerce), Sirena (SaaS), y UnDosTres (fintech).

Winnipeg Capital

Investment Analyst

April 2018 - July 2019 (1 year 4 months)

Lima, Perú

Peru's leading pre-seed fund.

Los Portales

Corporate Finance

September 2017 - March 2018 (7 months)

Lima, Perú

Procter & Gamble

Business Development

January 2016 - July 2016 (7 months)

Lima, Perú

Education

Universidad del Pacífico (PE)

Bachelor's degree, Economics

University of London
Bachelor of Science, Economics

Universiteit van Amsterdam
Bachelor's degree, Economics